UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2025 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 7, 2025, the U.S. lead plaintiff voluntarily dismissed the class action complaint against Alarum Technologies Ltd. (the “Registrant” or “Alarum”) and certain of its officers (the “U.S. Complaint”).

The U.S. Complaint, which had been filed approximately four months earlier in the United States District Court for the District of New Jersey (the “Court”), named as defendants Alarum, its Chief Executive Officer Mr. Shachar Daniel, its Chief Financial Officer Mr. Shai Avnit, and its Chairman Mr. Chen Katz.

On July 3, 2025, plaintiffs’ counsel informed the Company’s legal representatives that, after further investigation, they were considering withdrawing the U.S. Complaint. A notice of voluntary dismissal was formally submitted to the Court on July 7, 2025 and approved by the Court on July 8, 2025.

Following the voluntary dismissal of the U.S. Complaint, the plaintiffs have not yet indicated whether they intend to renew the proceedings in the Israeli Motion.

As previously reported in the Report on Form 6-K of the Registrant furnished with the Securities and Exchange Commission on February 18, 2025, the U.S. Complaint raised allegations of a similar nature to those asserted in a motion to certify a claim as a class action (the “Israeli Motion”) filed on February 16, 2025, in the Economic Department of the District Court in Tel Aviv, Israel, against the Registrant, Mr. Daniel, and Mr. Avnit. In light of the filing of the U.S. Complaint, the proceedings in the Israeli Motion were previously stayed pending resolution of the U.S. matter.

It is hereby clarified that there was no settlement between the parties. As previously disclosed, following an initial review of the Israeli Motion, the Registrant believes that, like the U.S. Complaint, the Israeli Motion is without merit.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements when it states that it believes the Israeli Motion is without merit. Although the Registrant intends to defend itself vigorously against the Israeli Motion if the proceedings are renewed, the outcome of litigation is inherently difficult to predict, so there can be no assurance that an unfavorable outcome would not have a material adverse effect on the operating results, liquidity, or financial position of the Registrant. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this Report on Form 6-K. The forward-looking statements contained or implied in this Report on Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: July 9, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

2